FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

November 28, 2003

Commission File Number 000-30838

InfoVista S.A.

(Translation of registrant’s name into English)

6, rue de la Terre de Feu
91940 Les Ulis, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒     Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐     No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐     No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐     No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Share Repurchase Program to be submitted to the Shareholders for Approval at InfoVista’s General Meeting of Shareholders to be held on December 15, 2003

Share Repurchase Program to be submitted to the Shareholders for Approval at InfoVista’s General Meeting of Shareholders to be held on December 15, 2003

The French Autorité des Marchés Financiers has reviewed the text of the Note d’Information with visa number 03-1044 dated November 26, 2003.

Issuer:  InfoVista

Since July 7, 2000, InfoVista’s shares have been listed on the Nouveau Marché of Euronext Paris (code ISIN FR0004031649) and their American Depositary Shares (“ADS”) on the Nasdaq.

Summary of the Note d’Information

Type of security:  Shares

Maximum percentage of the share capital to be repurchased:  5.93%

Maximum purchase price (excluding expenses):  € 6.48 (however, the Company undertakes not to repurchase shares above € 5)

Minimum resale price (excluding expenses):  € 1.51

The authorization will allow the Company to:

•                  implement stock purchase plans or sell Company shares for the benefit of the employees or executives of the Company or its affiliates.  Such plans shall be administered pursuant to applicable laws and may operate, for example, through profit-sharing, the award of stock-options, or through a Company savings scheme,

•                  provide consideration in the context of an acquisition or an exchange of Company shares (especially as part of external growth operations),

•                  issue securities when rights attached to securities giving rights to purchase Company shares are exchanged or exercised by presenting a coupon or in some other manner,

•                  stabilize the InfoVista share price by buying and selling to compensate market trends,

•                  purchase or sell shares, depending on market conditions and in compliance with the relevant regulations,

•                  cancel shares, but subject to the adoption of a specific resolution by the extraordinary general meeting of shareholders.

Period:  The share repurchase program will cover the period from the general meeting of shareholders of December 15, 2003 authorizing this program to the close of the general meeting of shareholders convened to vote on the annual accounts for the fiscal year ending June 30, 2004 and, in any case, for no longer than 18 months after the general meeting of shareholders of December 15, 2003 (i.e. on June 15, 2005 at the latest, if the shareholders’ meeting rules on the first convening).

The share repurchase program will be submitted to the shareholders at the ordinary section of the general meeting of the shareholders on December 15, 2003.  The program is intended to replace the authorization given by the shareholders at their meeting on December 5, 2002.

Copies of the full text of the Note d’Information may be obtained free of charge upon written request sent to the following address:

InfoVista S.A, Legal Department, 6 rue de la Terre de Feu, 91952 Courtaboeuf Cedex, France.

www.infovista.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, InfoVista S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InfoVista S.A.

Date: November 28, 2003	By:	/s/	Philippe Ozanian

Name: Philippe Ozanian
Title: Chief Financial Officer